ISSUED ON BEHALF OF REED ELSEVIER PLC

4 August 2009

Total Voting Rights

As at 4 August 2009, Reed Elsevier PLC’s capital consists of 1,246,407,542 ordinary shares of 14 51/116 pence each. Reed Elsevier PLC holds 34,196,298 ordinary shares in Treasury.

Therefore, the total number of voting rights in Reed Elsevier PLC is 1,212,211,244 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Reed Elsevier PLC under the FSA’s Disclosure and Transparency Rules.

The increase in the issued share capital and voting rights figure is due to issuing new shares by way of a Placing, as described in the announcement made on 30 July 2009.